Exhibit 99.1

NOVA Chemicals: Alberta Advantage, Record Polyethylene Sales Drive Excellent Operating Results

PITTSBURGH--(BUSINESS WIRE)--All financial information is in U.S. dollars, and all earnings per share results are diluted, unless otherwise indicated.

First Quarter 2008 Results

  Net income of $50 million ($0.60 per share) which includes $36 million after-tax ($0.43 per share) of non-operating corporate charges identified on page 2.
  Net income compares to $44 million ($0.53 per share) for the first quarter of 2007, and $126 million ($1.51 per share) for the fourth quarter of 2007.
  Adjusted EBITDA from the businesses of $256 million, compared to $172 million in the first quarter of 2007 and $302 million in the fourth quarter of 2007.

First Quarter 2008 Highlights

  Olefins/Polyolefins EBITDA of $246 million, highest first quarter in history.
  Record total polyethylene sales volume of 916 million pounds, and export sales of 224 million pounds (24.5%).
  Alberta Advantage averaged 21¢ per pound, the highest first quarter in history.

“NOVA Chemicals’ businesses have delivered almost $1.1 billion of EBITDA for the last four quarters, principally as a result of our continuing record Alberta Advantage and increasing polyethylene sales,” said Jeff Lipton, NOVA Chemicals’ CEO. “We see very positive supply/demand balances going forward, and good prospects for strong ongoing financial performance in our core ethylene and polyethylene business.”

Adjusted EBITDA from the Businesses ($U.S. millions)	First Quarter 2008	Fourth Quarter 2007

Olefins/Polyolefins	$246	$308
INEOS NOVA JV	8	(6)
Performance Styrenics	2	-
Adjusted EBITDA from the Businesses	$256	$302

NOVA Chemicals (NYSE:NCX) (TSX:NCX) will host a conference call today, Thursday, April 24, 2008 for investors and analysts at 11:30 a.m. EDT (9:30 a.m. MDT; 8:30 a.m. PDT). Media are welcome to join this call in “listen-only” mode. The dial-in number for this call is (416) 406-6419. The replay number is (416) 695-5800 (Reservation No. 3230758). The live call is also available on the Internet at www.investorcalendar.com (ticker symbol NCX)

NOVA Chemicals Financial Highlights

These Highlights should be read in conjunction with NOVA Chemicals’ other interim and annual financial statement disclosures, and its 2007 Annual Report.

(millions of U.S. dollars, except per share amounts or unless otherwise noted)	Three Months Ended
	Mar. 31 2008	Dec. 31 2007	Mar. 31 2007
Revenue	$1,912	$1,795	$1,506

Adjusted EBITDA (1)
Olefins/Polyolefins (2)	$246	$308	$159
INEOS NOVA Joint Venture	8	(6)	17
Performance Styrenics	2	-	(4)
Adjusted EBITDA from the Businesses (3)	256	302	172
Corporate (see page 7)	(79)	(43)	(17)
Adjusted EBITDA	$177	$259	$155

Operating income (3)	$107	$114	$101

Net income	$50	$126	$44

Earnings per common share, diluted	$0.60	$1.51	$0.53

Funds from operations (3)	$127	$149	$62

Cash from operations	$(12)	$205	$24

Return on average common equity (3)	17%	49%	31%

(1) Net income before interest expense, income taxes, depreciation and amortization, other gains, losses and restructuring charges (see Supplemental Measures, page 21).
(2) Olefins/Polyolefins consists of Joffre Olefins, Corunna Olefins and Polyethylene segments (see Note 9 on page 17).
(3) See Supplemental Measures on page 21.

Items Impacting First Quarter Results

NOVA Chemicals’ first quarter results were affected by the following charges totaling $50 million before-tax ($36 million after- tax). See page 7 for more details.

  $30 million ($21 million after-tax) non-cash expense related to a decrease in mark-to-market feedstock derivative values, compared to a $26 million ($17 million after-tax) gain in the first quarter of 2007 and a $13 million ($9 million after-tax) expense in the fourth quarter of 2007.
  $10 million ($8 million after-tax) expense related to the mandated recognition of stock-based compensation costs for retirement eligible employees. This charge is included in the “Stock-based compensation and profit sharing” line of the Corporate results.
  $10 million ($7 million after-tax) variable compensation charge due to NOVA Chemicals’ record earnings in 2007. Of this charge, approximately $7 million is included in the “Corporate operating costs” line item of the Corporate results while the remaining $3 million is included in the business unit results.

Review of Business Results OLEFINS/POLYOLEFINS BUSINESS UNIT Financial Highlights (1)

(millions of U.S. dollars, except as noted)	Three Months Ended
	Mar. 31 2008	Dec. 31 2007	Mar. 31 2007
Revenue	$1,402	$1,287	$934

Adjusted EBITDA (2)
Joffre Olefins	$168	$188	$107
Corunna Olefins	14	52	42
Polyethylene	44	64	22
Eliminations	20	4	(12)
Total Adjusted EBITDA	$246	$308	$159
Depreciation	55	55	43
Operating income (2)	$191	$253	$116

Capital Spending	$27	$48	$30

PE Sales Volumes (millions of pounds) (3)
Advanced SCLAIRTECHTM resins	237	244	194
All other polyethylene resins	679	670	607
Total Sales	916	914	801

(1) See Note 9 on page 17 for complete segmented financial results.
(2) See Supplemental Measures on page 21.
(3) Third-party sales. Advanced SCLAIRTECH resins are produced at the Joffre site and include SCLAIR® and SURPASS® resins.
Average Benchmark Prices (1)

(U.S. dollars per pound, unless otherwise noted)	Three Month Average
	Mar. 31 2008	Dec. 31 2007	Mar. 31 2007
Principal Products:
Ethylene (2)	$0.61	$0.60	$0.40
Polyethylene – linear low density butene liner (3)	$0.78	$0.75	$0.56
Polyethylene – weighted-average benchmark (3)	$0.83	$0.77	$0.58
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$7.87	$6.26	$6.32
NYMEX natural gas (dollars per mmBTU) (4)	$8.09	$7.03	$6.96
WTI crude oil (dollars per barrel) (5)	$97.92	$90.68	$58.27

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast (USGC) Net Transaction Price.
(3) Source. Townsend Polymer Services Information (TPSI). Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.
(4) Source: Canadian Gas Price Reporter. AECO gas is weighted average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.
(5) Source: Platt’s. NYMEX WTI daily spot-settled price average for calendar month.

Review of Operations

The Olefins/Polyolefins business unit reported adjusted EBITDA of $246 million in the first quarter of 2008, the highest first quarter in history and significantly higher than the $159 million in the first quarter last year. The year-over-year improvement was due to higher margins, driven by a record first quarter Alberta Advantage, and record polyethylene sales. Results improved significantly despite higher fixed costs due to a stronger Canadian dollar, which averaged parity with the U.S. dollar in the first quarter of 2008 as compared to $0.86 in the first quarter of 2007.

Adjusted EBITDA of $246 million was down from a record $308 million in the fourth quarter of 2007. Margins from the Alberta based ethylene and polyethylene assets remained strong but were lower than the fourth quarter due to higher natural gas costs. Margins from the Ontario based ethylene and polyethylene assets were lower than the fourth quarter of 2007 due to higher crude oil flow-through costs that outpaced price increases in energy and chemical co-products, and ethylene.

Joffre Olefins

First Quarter 2008 Versus Fourth Quarter 2007

The Joffre Olefins segment reported adjusted EBITDA of $168 million in the first quarter of 2008, down from $188 million in the fourth quarter of 2007. The decline was primarily due to higher feedstock and utility costs.

Alberta ethane costs increased 21%, as natural gas prices rose in seasonal response to colder weather in North America. In comparison, United States Gulf Coast (USGC) ethane prices were 3% lower than the fourth quarter as several ethylene cracker outages led to lower demand. USGC ethane prices remained near historically high levels due to the high costs of competing feedstock such as naphtha. As a result, the Alberta Advantage averaged 21¢ per pound in the first quarter, a record for a first quarter, but down from the 27¢ per pound record set in the fourth quarter of 2007.

First Quarter 2008 Versus First Quarter 2007

The Joffre Olefins segment reported adjusted EBITDA of $168 million in the first quarter of 2008, up sharply from $107 million in the first quarter of 2007. The improvement was primarily due to higher ethylene margins. USGC ethane prices, which were 72% higher in the first quarter of 2008, contributed to industry ethylene price increases. Since NOVA Chemicals’ feedstock costs increased by only 24%, segment margins expanded significantly. The Alberta Advantage averaged 21¢ per pound in the first quarter of 2008, up from 7¢ per pound in the first quarter of 2007.

Corunna Olefins

First Quarter 2008 Versus Fourth Quarter 2007

The Corunna Olefins segment reported adjusted EBITDA of $14 million in the first quarter of 2008, compared to $52 million in the fourth quarter of 2007. The decline was primarily due to higher flow-through feedstock costs that outpaced price increases and increased sales volumes.

In the first quarter, the average WTI crude oil price increased 8%, but NOVA Chemicals’ average flow-through crude oil costs increased 15%. Prices for feedstock such as propane, butane and condensate also rose during the quarter. Corunna co-product sales volumes were 14% higher than the fourth quarter driven by demand increases in chemical co-product markets such as propylene and butadiene. The average co-product selling price was 11% higher than last quarter, as higher industry crude oil costs drove up prices of both energy and chemical co-products. The market price for ethylene was relatively unchanged from the fourth quarter of 2007 and failed to keep pace with the increase in feedstock costs.

First Quarter 2008 Versus First Quarter 2007

The Corunna Olefins segment reported adjusted EBITDA of $14 million in the first quarter of 2008, compared to $42 million in the first quarter one year ago. Similar to USGC crackers that consume crude oil based feedstock, Corunna’s margins were lower in the first quarter of 2008 as sharply rising feedstock costs outpaced selling prices for ethylene and co-products. Feedstock costs were 62% higher in the first quarter of 2008, while ethylene and co-product prices were up 55% and 33%, respectively.

Polyethylene

First Quarter 2008 Versus Fourth Quarter 2007

The Polyethylene segment reported adjusted EBITDA of $44 million in the first quarter of 2008 compared to $64 million in the fourth quarter of 2007. The quarter-over-quarter decline was largely due to higher flow-through feedstock costs that more than offset higher average selling prices.

NOVA Chemicals’ polyethylene sales volume was 916 million pounds in the first quarter, a new quarterly record exceeding nameplate capacity for the second consecutive quarter. The Company’s international sales also set a volume record of 224 million pounds, which was 24.5% of total sales. NOVA Chemicals’ significant ethylene feedstock advantage and continued strong international polyethylene pricing in the first quarter enabled the Company to continue to export quite profitably. Sales of Advanced SCLAIRTECH polyethylene totaled 237 million pounds in the first quarter, exceeding the plant’s newly expanded 900 million pound annual nameplate capacity for the second consecutive quarter.

According to data reported by the American Chemistry Council, total industry sales were 2% lower than the fourth quarter of 2007. In contrast, NOVA Chemicals' total sales volume was up slightly, driven by solid domestic demand and continued export sales strength. NOVA Chemicals ended the first quarter with 18 days of polyethylene inventory, much lower than the industry average of 39 days as reported by the American Chemistry Council.

The North American industry butene liner polyethylene price averaged 78¢ per pound in the first quarter, an increase of 3¢ per pound. The 6¢ per pound price increase announced for the first quarter was modified. NOVA Chemicals announced plans to implement this increase in two phases: 3¢ per pound April 1, and a second 3¢ per pound increase no later than May 1.

First Quarter 2008 Versus First Quarter 2007

The Polyethylene segment reported adjusted EBITDA of $44 million in the first quarter of 2008 compared to $22 million in the first quarter of 2007. The improvement was primarily due to higher polyethylene margins and sales volumes. Industry butene liner polyethylene prices averaged 78¢ per pound in the first quarter of 2008 compared to 56¢ per pound in same period one year ago. Total sales volumes were 14% higher in the first quarter of 2008 due to higher domestic sales and significantly higher exports.

NOVA Chemicals ability to implement announced price increases depends on many factors that may be beyond its control. See Forward-Looking Information on page 21.

INEOS NOVA Joint Venture Financial Highlights (1)

(millions of U.S. dollars, except as noted)	Three Months Ended(1)
	Mar. 31 2008	Dec. 31 2007	Mar. 31 2007
Revenue	$479	$450	$556

Adjusted EBITDA (2)	$8	$(6)	$17
Depreciation	6	5	4
Operating Income (Loss) (2)	$2	$(11)	$13

Capital Spending	$7	$12	$5

Sales Volumes (3) (millions of pounds)
Styrene Monomer	243	223	379
Solid and Expandable Polystyrene	414	394	449
Total Sales	657	617	828

(1) As of Oct. 1, 2007 reflects NOVA Chemicals’ 50% share in INEOS NOVA. See Note 9 on page 17 for details and for complete segmented financial results.
(2) See Supplemental Measures on page 21.
(3) Third-party sales. Polystyrene sales consist of solid polystyrene sales in North America and solid and expandable polystyrene sales in Europe.
Average Benchmark Prices (1)

(U.S. dollars per pound, unless otherwise noted)	Three Month Average
	Mar. 31 2008	Dec. 31 2007	Mar. 31 2007
Principal Products:
Styrene Monomer – North America (2)	$0.72	$0.69	$0.65
Solid Polystyrene – North America (2)	$1.04	$1.00	$0.94
Solid Polystyrene – Europe (2)	$0.88	$0.83	$0.76
Raw Materials:
Benzene (dollars per gallon) (2)	$3.65	$3.44	$3.53
Ethylene (2)	$0.61	$0.60	$0.40

(1) Average benchmark prices, based on CMAI data, do not necessarily reflect actual prices realized by INEOS NOVA or any other petrochemical company.
(2) Source: CMAI Contract Market.

Review of Operations

First Quarter 2008 Versus Fourth Quarter 2007

NOVA Chemicals’ 50% share of INEOS NOVA provided an adjusted EBITDA of $8 million in the first quarter of 2008, up from a $6 million loss in the fourth quarter of 2007. The quarter-over-quarter improvement resulted mainly from synergy cost savings.

In North America, styrene monomer volumes and margins in the first quarter of 2008 were higher than the fourth quarter of 2007. For the North American polymers business, margins declined. The shutdowns of the polystyrene production facilities in Montreal, Quebec, and Belpre, Ohio, led to synergy savings due to lower fixed costs, higher capacity utilization at the remaining plants, and product rationalization.

At the end of the first quarter of 2008, the INEOS NOVA Joint Venture achieved an annualized rate of $41 million of cost savings in North America versus the two-year target of $80 million per year. NOVA Chemicals’ share of these savings is 50%.

In Europe, margins in the first quarter of 2008 were lower compared to the fourth quarter of 2007. Selling price increases were more than offset by higher feedstock costs.

First Quarter 2008 Versus First Quarter 2007

NOVA Chemicals’ 50% share of INEOS NOVA provided an adjusted EBITDA of $8 million in the first quarter of 2008 compared to $17 million in the first quarter of 2007. Both margins and volumes were lower in the first quarter of 2008 compared to the first quarter of 2007. In the first quarter of 2007, strong European market conditions led to higher margins, whereas margins weakened in the first quarter of 2008, as higher feedstock costs outpaced price increases. In the first quarter of 2008, margin and volume weakness was partially offset by synergy cost savings.

PERFORMANCE STYRENICS BUSINESS UNIT Financial Highlights

(millions of U.S. dollars, except as noted)	Three Months Ended
	Mar. 31 2008	Dec. 31 2007	Mar. 31 2007
Revenue	$122	$107	$93

Adjusted EBITDA (1)	$2	$-	$(4)
Depreciation	6	6	5
Operating Loss (1)	$(4)	$(6)	$(9)

Capital Spending	$1	$-	$2

Sales Volumes (2) (millions of pounds)	103	99	97
(1) See Supplemental Measures on page 21.
(2) Third-party sales.
Average Benchmark Raw Material Prices (1)

(U.S. dollars per pound)	Three Month Average
	Mar. 31 2008	Dec. 31 2007	Mar. 31 2007
Styrene Monomer	$0.72	$0.69	$0.65
(1) Source: CMAI Contract Market

Review of Operations

First Quarter 2008 Versus Fourth Quarter 2007

The Performance Styrenics segment reported adjusted EBITDA of $2 million in the first quarter of 2008 compared to break-even in the fourth quarter of 2007. Margins improved for most products as higher selling prices outpaced higher flow-through feedstock costs. The improvement was also due to sequentially higher sales volumes for expandable polystyrene (EPS) and ARCEL® resins.

First Quarter 2008 Versus First Quarter 2007

The Performance Styrenics segment reported adjusted EBITDA of $2 million in the first quarter of 2008 compared to a $4 million loss in the first quarter of 2007. Selling price and sales volume increases more than offset higher feedstock costs. Sales volumes of EPS increased 9% and ARCEL resins increased 15% in the first quarter of 2008 as compared to the first quarter of 2007, while sales volumes for automotive-oriented DYLARK® resins were down 8%.

CORPORATE

(millions of U.S. dollars)	Three Months Ended
	Mar. 31 2008	Dec. 31 2007	Mar. 31 2007
Before-Tax Corporate Items:
Corporate operating costs(1)	$ (35)	$ (27)	$ (27)
Stock-based compensation and profit sharing (2)	(17)	(6)	(18)
Mark-to-market feedstock derivatives (3)	(30)	(13)	26
Restructuring	-	(76)	-
Operating loss	$ (82)	$ (122)	$ (19)

Add back:
Corporate depreciation	3	3	2
Restructuring	-	76	-
Adjusted EBITDA	$ (79)	$ (43)	$ (17)

(1) Includes corporate depreciation.
(2) NOVA Chemicals has two cash-settled, stock-based incentive compensation plans that are marked to market with changes in the value of the common stock price. In November 2005, NOVA Chemicals entered into forward transactions that effectively neutralize the mark-to-market impact of the stock-based incentive compensation plans. The forward transactions are due to expire in November 2008. Stock-based compensation also includes the amount expensed related to the fair value of stock options earned by employees during the period. In addition, NOVA Chemicals maintains a profit sharing program available to most employees based on the achievement of shareholder return on equity targets.
(3) NOVA Chemicals is required to record on its balance sheet the market value of its open derivative positions which do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings or loss each period. These mark-to-market adjustments are recorded in the Statements of Income as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

Corporate Operating Costs

Corporate operating costs of $35 million in the first quarter of 2008 were higher than both the fourth and first quarters of 2007 due primarily to $7 million in higher incentive compensation charges as a result of NOVA Chemicals’ record 2007 performance. NOVA Chemicals awards incentive compensation to eligible employees in the first quarter of each year.

Stock-based Compensation and Profit Sharing

Approximately $10 million of the $17 million stock-based compensation charge in the first quarter of 2008 was the result of the recognition of stock-based compensation costs for retirement eligible employees in accordance with accounting standard EIC-162. These charges are related to restricted share units granted in February 2008 that were required to be fully expensed in the first quarter. Under the former standards, these charges would have been expensed equally over the three-year vesting period. The Company recorded a similar $10 million charge in the first quarter of 2007.

The remaining $7 million expense in the first quarter of 2008 and $8 million expense in the first quarter of 2007, relate to profit sharing and stock-based compensation expenses.

Mark-to-Market Feedstock Derivatives

The mark-to-market value of NOVA Chemicals’ open feedstock positions declined in the first quarter of 2008, resulting in a non-cash charge of $30 million ($21 million after-tax). The Company locks in a portion of its propane and butane feedstock requirements as a percentage of crude oil using forward contracts. Since sharply rising crude oil price futures for the next three years outpaced propane and butane price increases, the value of many open positions declined. The current feedstock program extends to 2011.

NOVA Chemicals recorded an unrealized gain of $26 million ($17 million after-tax) in the first quarter of 2007 and an unrealized loss of $13 million ($9 million after-tax) in the fourth quarter of 2007 on the feedstock derivative positions.

Restructuring

There were no restructuring charges in the first quarter of 2008. Refer to Note 3 on page 15 for details related to restructuring charges for all prior periods presented.

Capitalization, Liquidity and Cash Flow Capitalization

(millions of U.S. dollars)	Mar. 31 2008	Dec. 31 2007	Mar. 31 2007
Net current debt (1)	$254	$253	$238
Long-term debt	1,525	1,540	1,585
Less: cash and cash equivalents	(59)	(118)	(87)
Total debt, net of cash, cash equivalents, and restricted cash	1,720	1,675	1,736
Total shareholders’ equity	1,139	1,101	614

Net debt to total capitalization (1)	60%	60%	74%

(Increase) decrease in debt, net of cash	(45)	105	(9)
(1) See Supplemental Measures on page 21.

Liquidity

Liquidity is defined as total revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. NOVA Chemicals’ total liquidity at the end of the first quarter of 2008 was $492 million, down from $552 million at the end of the fourth quarter of 2007. The quarter-over-quarter change was due primarily to a lower cash and cash equivalents balance that was impacted by incentive compensation cash payments for 2007, paid in February 2008, and higher feedstock costs during the first quarter of 2008.

As of Mar. 31, 2008 and Dec. 31, 2007, NOVA Chemicals had utilized $150 million and $156 million of its revolving credit facilities, respectively (of which $48 million and $50 million, respectively was in the form of letters of credit).

During the first quarter of 2008, NOVA Chemicals amended two of its four revolving credit facilities. The $100 million facility that was originally due to expire on Mar. 31, 2008, was extended to Mar. 15, 2009, and the availability was reduced to $68 million. The secured facility with original availability of $325 million, due to expire on June 30, 2010, was increased to $350 million.

The above two facilities are governed by financial covenants, which have been amended. The stockholders’ equity and the debt-to-capitalization ratio covenants were replaced with a net debt-to-cash flow ratio covenant not to exceed 5:1 (see Supplemental Measures on page 21). Also, beginning Jan. 1, 2008, all financial covenants are calculated excluding the results of INEOS NOVA JV. Using the covenant methodology, the net debt-to-cash flow ratio was 2:1 at Mar. 31, 2008. NOVA Chemicals continues to comply with all financial covenants.

NOVA Chemicals also has $350 million in accounts receivable securitization programs that expire on June 30, 2010. The balances as of Mar. 31, 2008 and Dec. 31, 2007, were $280 and $264 million, respectively. In March 2008, the availability under the programs was decreased from $350 million to $300 million beginning in June 2008, and the financial covenants were amended to mirror the amendments to NOVA Chemicals’ revolving credit facilities discussed above. NOVA Chemicals does not include any un-drawn amounts under the accounts receivable securitization programs as part of liquidity. The Company is currently well advanced in negotiations with one of its core banks to replace the decreased availability.

INEOS NOVA has a €120 million European accounts receivable securitization program that expires in November 2011. As of Mar. 31, 2008 and Dec. 31, 2007, NOVA Chemicals’ 50% share, €40 million and €37 million, respectively, was sold under the accounts receivable program.

Cash Flow and Working Capital

In the first quarter of 2008 funds from operations was $127 million (see page 2), down from $149 million in the fourth quarter of 2007 due primarily to a quarter-over-quarter reduction in adjusted EBITDA from the businesses.

During the first quarter of 2008, NOVA Chemicals invested $123 million in working capital, causing cash flow from operations to decline. The working capital increase of $123 million during the first quarter of 2008 was due to an increase in accounts receivable as a result of higher selling prices and an increase in inventory associated with higher crude oil prices and increased ethane, co-products and styrene monomer inventory levels.

During the first quarter of 2008, NOVA Chemicals invested $35 million in capital primarily related to sustaining capital projects and the beginning of a series of polyethylene plant modernization and expansion projects at the Ontario-based polyethylene sites, as budgeted.

Feedstock Derivative Positions

NOVA Chemicals maintains a derivatives program to manage risk associated with its feedstock purchases. In the first quarter of 2008, the Company recorded a net after-tax loss of $5 million on realized positions compared to a net after-tax gain of $6 million in the fourth quarter of 2007 and a net after-tax gain of $18 million in the first quarter of 2007.

Mark-to-market adjustments, related to the change in the value of open feedstock positions, are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results. See page 7 for more details.

Summary Quarterly Financial Information

(millions of U.S. dollars, except per share amounts)	Three Months Ended
	2008	2007				2006
	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30

Revenue	$1,912	$1,795	$1,755	$1,676	1,506	1,635	1,712	1,619
Operating income (loss)	$107	$114	$188	$150	101	(837)	13	107
Net income (loss)	$50	$126	$97	$80	44	(781)	(24)	106
Earnings (loss) per share
- basic	$0.60	$1.52	$1.17	$0.97	0.53	(9.46)	(0.29)	1.28
- diluted	$0.60	$1.51	$1.16	$0.96	0.53	(9.46)	(0.29)	1.27
Weighted-average common shares outstanding (millions)
- basic	83.1	83.0	83.0	82.9	82.7	82.6	82.6	82.5
- diluted	83.2	83.4	83.8	83.7	83.5	82.6	82.6	83.2
Changes in Net Income

(millions of U.S. dollars)	Q1 2008 Compared to
	Q4 2007	Q1 2007
(Lower) higher operating margin (1)	$(73)	$32
Higher research and development	-	(1)
Higher selling, general and administrative	(9)	(9)
Lower restructuring charges	76	-
Higher depreciation and amortization	(1)	(16)
Lower (higher) interest expense	2	(1)
Lower net gains and losses	(20)	(2)
(Higher) lower income tax expense	(51)	3
(Decrease) increase in net income	$(76)	$6
(1) Operating margin equals revenue less feedstock and operating costs.

Operating margins in the first quarter of 2008 were $73 million lower than the fourth quarter of 2007 primarily due to rising natural gas and crude oil prices outpacing price increases and a $17 million increase in unrealized losses on mark-to-market feedstock derivatives. Operating margins in the first quarter of 2008 were $32 million higher than the first quarter of 2007 primarily due to selling price increases outpacing the increase in feedstock costs, offset in part by a $56 million increase in unrealized losses on mark-to-market feedstock derivatives and $10 million in higher incentive compensation charges (see page 7).

Selling, general and administrative (SG&A) costs in the first quarter of 2008 were $9 million higher than the fourth quarter of 2007. The quarter-over-quarter increase in SG&A costs primarily relates to a stock-based compensation charge as the result of recognition of stock-based compensation costs for retirement eligible employees in accordance with EIC-162 (see page 7). SG&A costs in the first quarter of 2008 were $9 million higher than the first quarter of 2007 due to higher fixed marketing and sales costs and higher consulting fees.

There were no restructuring charges in the first quarter of 2008 or the first quarter of 2007. Refer to Note 3 on page 15 for details related to the restructuring charges in the fourth quarters of 2007.

Depreciation and amortization in the first quarter of 2008 was $16 million higher than the comparable period in 2007 as a result of the completion of a turnaround at Joffre’s second ethylene plant in June 2007, completion of an 80 million pound ARCEL resins polyethylene styrene (“PES”) plant in April 2007 and foreign currency impacts resulting from a weaker US dollar. Interest expense in the first quarter of 2008 was $2 million lower than the fourth quarter of 2007 due primarily to lower interest rates during the quarter.

Lower gains in the first quarter of 2008 related to the before-tax gain of $19 million on the sale of the Chesapeake, Virginia facility and other incidental land in the fourth quarter of 2007 (see Note 5 on page 15).

The increase in income tax expense in the first quarter of 2008 compared to the fourth quarter of 2007 relates to a Canadian federal tax rate reduction of $53 million and a $13 million reversal of tax reserves related to a Belgium tax case in the fourth quarter of 2007, offset by a $7 million impact in the first quarter of 2008 attributable to lower taxable income.

CONSOLIDATED FINANCIAL STATEMENTS Consolidated Statements of Net Income

(unaudited, millions of U.S. dollars, except per share amounts)	Three Months Ended
	Mar. 31 2008	Dec. 31 2007	Mar. 31 2007
Revenue	$1,912	$1,795	$1,506
Feedstock and operating costs (excluding depreciation)	1,655	1,465	1,281
Research and development	13	13	12
Selling, general and administrative	67	58	58
Restructuring charges (Note 3)	-	76	-
Depreciation and amortization	70	69	54
	1,805	1,681	1,405
Operating income	107	114	101
Interest expense, net (Note 4)	(43)	(45)	(42)
Other gains (losses), net (Note 5)	(1)	19	1
	(44)	(26)	(41)
Income before income taxes	63	88	60
Income tax expense (recovery) (Note 6)	13	(38)	16
Net income	$50	$126	$44

Earnings per share (Note 7)
- basic	$0.60	$1.52	$0.53
- diluted	$0.60	$1.51	$0.53
Notes to the Consolidated Financial Statements appear on pages 13 to 20.
Consolidated Balance Sheets

(unaudited, millions of U.S. dollars)	Mar. 31 2008	Dec. 31 2007
Assets
Current assets
Cash and cash equivalents	$59	$118
Restricted cash and other assets	20	24
Accounts receivable	620	608
Inventories	1,075	882
	1,774	1,632
Investments and other assets	163	177
Property, plant and equipment, net	2,933	3,047
	$4,870	$4,856
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$3	$3
Accounts payable and accrued liabilities	1,229	1,183
Long-term debt due within one year (Note 8)	255	254
	1,487	1,440
Long-term debt (Note 8)	1,525	1,540
Future income taxes	459	510
Deferred credits and long-term liabilities	260	265
	3,731	3,755
Shareholders’ equity
Common shares	507	505
Contributed surplus	27	27
Reinvested earnings (deficit)	38	(43)
Accumulated other comprehensive income	567	612
	1,139	1,101
	$4,870	$4,856
Notes to the Consolidated Financial Statements appear on pages 13 to 20.

Consolidated Statements of Cash Flows

(unaudited, millions of U.S. dollars)	Three Months Ended
	Mar. 31 2008	Dec. 31 2007	Mar. 31 2007
Operating activities
Net income	$50	$126	$44
Depreciation and amortization	70	69	54
Future income tax recovery	(25)	(101)	(9)
Unrealized (gain) loss on derivatives	30	13	(26)
Other gains	1	(19)	(1)
Stock option expense	1	-	-
Non-cash restructuring charges	-	61	-
Changes in non-cash working capital (1)	(123)	101	(23)
Changes in non-current assets and liabilities (1)	(16)	(45)	(15)
Cash flow (used in) from operating activities	(12)	205	24

Investing activities
Property, plant and equipment additions	(35)	(60)	(37)
Turnaround costs, long-term investments and other assets	(2)	(3)	(3)
Proceeds on asset sales and other capital transactions	-	4	1
Acquisition of production rights (Note 3)	-	(30)	-
Cash flow used in investing activities	(37)	(89)	(39)

Financing activities
Increase in current bank loans	-	2	-
Long-term debt additions	1	1	-
Long-term debt repayments	(1)	-	(4)
(Decrease) increase in revolving debt facilities	(4)	(111)	57
Options retired for cash	-	(3)	-
Common shares issued	2	-	3
Common share dividends	(8)	(8)	(7)
Cash flow (used in) from financing activities	(10)	(119)	49

(Decrease) increase in cash and cash equivalents	(59)	(3)	34
Cash and cash equivalents, beginning of period	118	121	53
Cash and cash equivalents, end of period	$59	$118	$87

Cash tax payments	$12	$7	$9

Cash interest payments	$46	$42	$44
(1) Three months ended Mar. 31, 2008 excludes the impact of adoption of CICA Section 3031. See Note 1. Notes to the Consolidated Financial Statements appear on pages 13 to 20.

Consolidated Statements of Changes in Shareholders’ Equity

(unaudited, millions of U.S. dollars, except share count)	Three Months Ended
	Mar. 31 2008	Dec. 31 2007	Mar. 31 2007

Common shares
Balance at beginning of period	$505	$505	$497
Common shares issued	2	-	3
Balance at end of period	$507	$505	$500

Contributed surplus
Balance at beginning of period	$27	$26	$25
Stock option compensation cost	-	1	2
Balance at end of period	$27	$27	$27

Reinvested earnings (deficit)
Balance at beginning of period	$(43)	$(157)	$(354)
Net income	50	126	44
Adoption of inventory full costing (Note 1)	39	-	-
Common share dividends	(8)	(8)	(7)
Stock options retired for cash	-	(4)	-
Balance at end of period	$38	$(43)	$(317)

Accumulated other comprehensive income
Balance at beginning of period	$612	$587	$378
Other comprehensive (loss) income
Unrealized (loss) gain on self-sustaining foreign operations	(45)	25	26
Balance at end of period	$567	$612	$404

Total shareholders’ equity	$1,139	$1,101	$614

Common shares
Balance at beginning of period	83,054,528	83,050,989	82,561,272
Common shares issued	81,511	3,539	187,620
Balance at end of period	83,136,039	83,054,528	82,748,892
Notes to the Consolidated Financial Statements appear on pages 13 to 20.
Consolidated Statements of Comprehensive Income

(unaudited, millions of U.S. dollars)	Three Months Ended
	Mar. 31 2008	Dec. 31 2007	Mar. 31 2007

Net income	$50	$126	$44
Other comprehensive (loss) income:
Unrealized (loss) gain on translation of self-sustaining foreign operations	(45)	25	26
Comprehensive income	$5	$151	$70
Notes to the Consolidated Financial Statements appear on pages 13 to 20.

Notes to Consolidated Financial Statements

(unaudited, millions of U.S. dollars, except per share amounts and unless otherwise noted)

These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals’ annual Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2007.

1. Significant Accounting Policies

These interim Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2007, on pages 75 to 81 of the 2007 Annual Report, except as follows.

Description	Date of adoption	Impact

Canadian GAAP

Canadian Institute of Chartered Accountants (CICA) 1535, Capital Disclosures, specifies disclosures of (1) information about the entity’s objectives, policies and processes for managing capital structure; (2) quantitative data about what the entity regards as capital; and (3) whether the entity has complied with externally imposed capital requirements and if it has not complied, the consequences of such non-compliance.

NOVA Chemicals’ primary objective has always been to focus on and monitor liquidity and cash flow. Liquidity is assessed by management as discussed on page 8. Company management focuses on liquidity and cash flow to ensure that NOVA Chemicals can make scheduled cash payments, pay-down debt when cash flow permits and maintain a healthy range of liquidity to ensure ready access to capital. In the past, NOVA Chemicals monitored capital on the basis of the net debt-to-total capitalization ratio. This ratio was a financial covenant required to be maintained for two of NOVA Chemicals four revolving credit facilities. This requirement was eliminated in March 2008 (see Note 8).

	Jan. 1, 2008	Disclosure only
CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.	Jan. 1, 2008	No material impact

CICA 3031, Inventories, replaces CICA 3030, Inventories. The new standard is the Canadian equivalent to International Financial Reporting Standard IAS 2, Inventories. The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061 – Property, Plant and Equipment, was amended to reflect this change).

NOVA Chemicals’ inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and beginning Jan. 1, 2008, includes all costs of purchase, costs of conversion (direct costs and an allocation of fixed and variable production overheads) and other costs incurred in bringing the inventories to their present location and condition.

	Jan. 1, 2008	One-time credit on Jan. 1, 2008 to opening retained earnings and a corresponding increase in opening inventory of $47 million ($39 million after-tax)
Emerging Issues Committee (EIC) 169, Determining Whether a Contract is Routinely Denominated in a Single Currency, provides guidance on how under CICA 3855 to define or apply the term “routinely denominated in commercial transactions around the world” when assessing contracts for embedded foreign currency derivatives. It also determines what factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. EIC 169 must be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with CICA 3855.	Jan. 1, 2008	No material impact

Description	Date of adoption	Impact

CICA 3064, Goodwill and Intangible Assets, will replace CICA 3062, Goodwill and Other Intangible Assets, and results in withdrawal of CICA 3450, Research and Development Costs, and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage and CICA 1000, Financial Statement Concepts. The standard intends to reduce the differences with International Financial Reporting Standards (IFRS) in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets items that do not meet the definition and recognition criteria is eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.	Fiscal years beginning on or after Oct. 1, 2008, with early adoption encouraged	Currently being evaluated
The Canadian Accounting Standards Board has confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada’s current GAAP for those enterprises. These include listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders. Companies will be required to provide comparative IFRS information for the pervious fiscal year.	Interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2011	Currently being evaluated
Certain comparative figures have been restated to conform with the current periods’ presentation.

2. Pensions and Other Post-Retirement Benefits

Components of Net Periodic Benefit Cost for Defined Benefit Plans	Three Months Ended
	Mar. 31, 2008		Dec. 31, 2007		Mar. 31, 2007
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits

Current service cost	$5	$1	$8	$-	$8	$1
Interest cost on projected benefit obligations	13	1	14	2	10	1
Actual (gain) loss on plan assets	(15)	-	41	-	(13)	-
Actuarial loss (gain) on accrued obligation	-	-	3	(1)	2	-
Costs arising in the period	3	2	66	1	7	2
Differences between costs arising in the period and costs recognized in the period in respect of the long-term nature of employee future benefit costs:
Loss on plan assets	-	-	(58)	-	-	-
Transitional liabilities	(2)	-	(3)	-	(1)	-
Actuarial loss	3	-	-	1	-	-
Past service and plan amendments	-	-	-	(1)	-	-
Net defined benefit cost recognized	$4	$2	$5	$1	$6	$2

The expected long-term rate of a return on plan assets is 7.5% for all periods presented.

On Sep. 28, 2007, NOVA Chemicals amended certain defined benefit pension plans. The amendments provided for benefits to be frozen as of Jan. 1, 2008, and provide transition relief to plan participants meeting certain age and service requirements. At the same time NOVA Chemicals also enhanced benefits under one of its defined contribution plans.

Employer Contributions

NOVA Chemicals contributed $9 million, $9 million and $14 million during the quarters ended Mar. 31, 2008, Dec. 31, 2007 and Mar. 31, 2007, respectively, to its defined benefit pension plans. NOVA Chemicals contributed $5 million for the quarter ended Mar. 31, 2008 and $2 million for each of the quarters ended Dec. 31, 2007 and Mar. 31, 2007 to its defined contribution plans.

Subsequent event

On Apr. 1, 2008, approximately 450 of NOVA Chemicals’ employees who were seconded to INEOS NOVA since expansion of the joint venture on Oct. 1, 2007, will become employees of INEOS NOVA. As a result, certain pension plans will be transferred to INEOS NOVA and all pension plans affected will be remeasured. Such remeasurement could trigger one or more of the following charges (benefits) during the second quarter 2008: a curtailment, settlement and/or special termination charge. Plan valuations are currently being prepared for this transition but are not yet complete.

3. Restructuring Charges

There were no restructuring charges in the first quarter of 2008 and 2007.

In the fourth quarter of 2007, NOVA Chemicals recorded $76 million before-tax ($46 million after-tax) of restructuring charges as follows:

  INEOS NOVA announced its plans to shut down the Montréal, Quebec, polystyrene facility in October 2007. NOVA Chemicals recorded a $3 million charge related to its share of closure and severance costs incurred by the INEOS NOVA Joint Venture associated with this closure. No further costs are expected and the facility had no book value remaining when shut down.
  INEOS NOVA announced the permanent shutdown of the Belpre, Ohio, polystyrene facility resulting in a $32 million non-cash asset write-down for NOVA Chemicals. In addition to the plant write-down, a $3 million charge related to NOVA Chemicals’ share of the severance costs incurred by the INEOS NOVA Joint Venture associated with these closures was recorded.
  INEOS NOVA acquired the exclusive production rights from Sterling Chemical’s Texas City, Texas, styrene plant and in December nominated zero production volumes from that facility. Sterling Chemicals subsequently announced plans to permanently shut down the facility. As a result, NOVA Chemicals recorded a charge of $29 million, the Company’s 50% share of the charge.
  INEOS NOVA also had severance costs related to North American employees resulting in a $3 million charge for NOVA Chemicals’ share of these costs. However, NOVA Chemicals is not responsible for any cash payments made by INEOS NOVA.
  NOVA Chemicals recorded restructuring charges of $6 million related to restructuring actions undertaken to reduce costs.

4. Interest Expense

Components of interest expense	Three Months Ended
	Mar. 31 2008	Dec. 31 2007	Mar. 31 2007
Interest on long-term debt	$35	$37	$35
Interest on securitizations and other	10	10	9
Gross interest expense	45	47	44
Interest capitalized during plant construction	-	-	(1)
Interest income	(2)	(2)	(1)
Interest expense, net	$43	$45	$42

5. Other Gains and Losses

In the fourth quarter of 2007, NOVA Chemicals recorded a $19 million before-tax ($13 million after-tax) gain related to the sale of the Chesapeake, Virginia facility and sale of other land.

6. Income Taxes

	Three Months Ended
	Mar. 31 2008	Dec. 31 2007	Mar. 31 2007
Income before income taxes	$63	$88	$60
Statutory income tax rate	29.5%	32.12%	32.12%
Computed income tax expense	$19	$28	$19
(Decrease) increase in taxes resulting from:
Tax benefit of rate reductions (1)	-	(53)	-
Foreign tax rates	(2)	4	(4)
Reduction in valuation allowance	(2)	-	-
Reduction in tax reserve(2)	-	(13)	-
Other	(2)	(4)	1
Income tax expense (recovery)	$13	$(38)	$16

(1) In the fourth quarter of 2007, the Canadian federal government reduced the general income tax rate from 18.5% to 15% effective January 1, 2012. As a result, future tax liabilities were reduced by $53 million.
(2) Due to the settlement of a tax dispute, a previously recorded tax reserve was no longer required and brought into income.

7. Earnings Per Share

(shares in millions)	Three Months Ended
	Mar. 31 2008		Dec. 31 2007		Mar. 31 2007
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income available to common shareholders	$50	$50	$126	$126	$44	$44
Weighted average common shares outstanding	83.1	83.1	83.0	83.0	82.7	82.7
Add back effect of dilutive securities: Stock Options	-	0.1	-	0.4	-	0.8
Weighted-average common shares for EPS calculations	83.1	83.2	83.0	83.4	82.7	83.5
Earnings per share	$0.60	$0.60	$1.52	$1.51	$0.53	$0.53

2.9 million stock options, 2.1 million stock options and 1.7 million stock options were excluded from the computation of diluted earnings per share for the quarters ended Mar. 31, 2008, Dec. 31, 2007 and Mar. 31, 2007, respectively because they were anti-dilutive. Options become dilutive when the market price is higher than the strike price and NOVA Chemicals is profitable. The amount of dilution will vary with the stock price.

8. Long-Term Debt

(millions of U.S. dollars, unless otherwise noted)	Interest Rate	Maturity		Mar. 31, 2008	Dec. 31, 2007
Revolving credit facilities	6.24%	2009-2011	(1)	$102	$106
Unsecured debentures and notes
$250 Canadian	7.85%	2010	(2)	$243	$253
$400	6.5%	2012	(2)	400	400
$400	Floating (3)	2013	(2)	400	400
$100	7.875%	2025	(4)	100	100
$125	7.25%	2028	(5)	125	125
				$1,268	$1,278
Medium-term notes	7.4%	2009		$250	$250
Preferred shares	5.1%	2008		$126	$126
Other unsecured debt	7.1%	2008-2020		$40	$40
Transaction costs and other				$(6)	$(6)
Total				$1,780	$1,794
Less long-term debt due within one year				(255)	(254)
Long-term debt				$1,525	$1,540
(1) Four facilities: $68 million due Mar. 15, 2009, $350 million due June 30, 2010, $100 million due Mar. 20, 2011 and $65 million due Mar. 20, 2010
(2) Callable at the option of the Company at any time.
(3) LIBOR + 3.125%; 7.8625% at Mar, 31, 2008 and Dec. 31, 2007.
(4) Callable at the option of the Company on or after Sep. 15, 2005.
(5) Redeemable at the option of the holders on Aug. 15, 2008, thus classified as long-term debt due within one year.

During the first quarter of 2008, NOVA Chemicals amended two of its four revolving credit facilities. The $100 million facility that was originally due to expire on Mar. 31, 2008, was extended to Mar. 15, 2009, and the availability was reduced to $68 million. The secured facility with original availability of $325 million was increased to $350 million.

The above two facilities are governed by financial covenants, which have been amended. The stockholders’ equity and the debt-to-capitalization ratio covenants were replaced with a net debt-to-cash flow ratio covenant not to exceed 5 : 1. Also, beginning Jan. 1, 2008, all financial covenants are calculated excluding the results of the INEOS NOVA Joint Venture.

NOVA Chemicals has provided a guarantee of $25 million to a financial institution to secure various obligations of the INEOS NOVA joint venture.

9. Segmented Information

Refer to pages 103 and 104 of the Consolidated Financial Statements for the year ended Dec. 31, 2007, in the 2007 Annual Report for the description of each segment and accounting policies for segment reporting. Mark-to-market adjustments on NOVA Chemicals’ open feedstock derivative positions are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

The following tables provide information for each segment.

	Three Months Ended
	Mar. 31 2008	Dec. 31 2007	Mar. 31 2007
Revenue
Joffre Olefins	$551	$519	$411
Corunna Olefins	684	581	397
Polyethylene	644	605	423
Performance Styrenics	122	107	93
INEOS NOVA Joint Venture	479	450	556
Eliminations	(568)	(467)	(374)
	$1,912	$1,795	$1,506

Adjusted EBITDA
Joffre Olefins	$168	$188	$107
Corunna Olefins	14	52	42
Polyethylene	44	64	22
Performance Styrenics	2	-	(4)
INEOS NOVA Joint Venture	8	(6)	17
Corporate	(79)	(43)	(17)
Eliminations	20	4	(12)
	$177	$259	$155

Operating Income (Loss)
Joffre Olefins	$151	$171	$95
Corunna Olefins	(3)	34	27
Polyethylene	23	44	6
Performance Styrenics	(4)	(6)	(9)
INEOS NOVA Joint Venture	2	(11)	13
Corporate	(82)	(122)	(19)
Eliminations	20	4	(12)
Total operating income	$107	$114	$101
Interest expense, net	(43)	(45)	(42)
Other gains and losses, net	(1)	19	1
Income tax (expense) recovery	(13)	38	(16)
Net income	$50	$126	$44

Depreciation and Amortization
Joffre Olefins	$17	$17	$12
Corunna Olefins	17	18	15
Polyethylene	21	20	16
Performance Styrenics	6	6	5
INEOS NOVA Joint Venture	6	5	4
Corporate	3	3	2
	$70	$69	$54

Capital Spending
Joffre Olefins	$2	$6	$4
Corunna Olefins	7	29	24
Polyethylene	18	13	2
Performance Styrenics	1	-	2
INEOS NOVA Joint Venture	7	12	5
	$35	$60	$37

	Mar. 31 2008	Dec. 31 2007
Assets
Joffre Olefins	$843	$874
Corunna Olefins	1,379	1,395
Polyethylene	1,194	1,180
Performance Styrenics	399	371
INEOS NOVA Joint Venture	763	689
Corporate	314	378
Eliminations	(22)	(31)
	$4,870	$4,856

10. Reconciliation to United States Generally Accepted Accounting Principles

	Three Months Ended
	Mar. 31 2008	Dec. 31 2007	Mar. 31 2007

Net income in accordance with Canadian GAAP	$50	$126	$44
Add (deduct) adjustments for:
Start-up costs (1)	2	1	1
Derivative instruments and hedging activities (2)	-	-	(1)
Inventory costing (3)	-	8	(3)
Stock-based compensation (4)	-	-	1
Accounting for uncertainty in income taxes (5)	-	6	-
Net income in accordance with U.S. GAAP	$52	$141	$42

Earnings per share – basic	$0.63	$1.70	$0.51
Earnings per share – diluted	$0.63	$1.69	$0.50

	Three Months Ended
	Mar. 31 2008	Dec. 31 2007	Mar. 31 2007

Comprehensive income in accordance with Canadian GAAP	$5	$151	$70
Add (deduct) adjustments to Canadian GAAP net income for:
Start-up costs (1)	2	1	1
Derivative instruments and hedging activities (2)	-	-	(1)
Inventory costing (3)	-	8	(3)
Stock-based compensation (4)	-	-	1
Accounting for uncertainty in income taxes (5)	-	6	-
Pension liability adjustments (net of tax of $ -, $30, and $ -, respectively) (6)	-	(61)	-
Comprehensive income in accordance with U.S. GAAP	$7	$105	$68

	Mar. 31 2008	Dec. 31 2007

Accumulated other comprehensive income
Unrealized loss on available for sale securities	$(1)	$(1)
Unrealized gain on translation of self-sustaining foreign operations	568	613
Pension liability adjustment (6)	(127)	(127)
	$440	$485
Balance sheet in accordance with U.S. GAAP (7)
Current assets (3)	$1,774	$1,659
Investments and other assets (1), (6)	139	150
Property, plant and equipment, net (1)	2,933	3,047
Current liabilities (2), (5)	(1,487)	(1,420)
Long-term debt (2)	(1,524)	(1,539)
Deferred income taxes (1), (2), (3), (4), (5), (6)	(351)	(409)
Deferred credits and long-term liabilities (2), (4), (5), 6)	(490)	(495)
Common shareholders’ equity (5),(6)	$994	$993

(1)	Start-up Costs. Canadian GAAP provides that when an entity starts up a new facility or entity, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred.

(2)	Derivative Instruments and Hedging Activities. CICA Section 3855 harmonizes Canadian and U.S. GAAP by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. CICA Section 3865 harmonizes Canadian GAAP with U.S. GAAP Statement of Financial Accounting Standards (SFAS) No. 133 by establishing standards for when and how hedge accounting may be applied and recorded. Certain differences that existed before the implementation of the above standards on Jan. 1, 2007 pertaining to the termination of interest rate swaps in 2002, continue to be reconciling items between Canadian GAAP and U.S. GAAP.

(3)

Inventory Costing. Prior to Jan. 1, 2008 Canadian GAAP allowed fixed overhead costs associated with production activities to be expensed during the period; whereas, U.S. GAAP requires an allocation of fixed production overhead to inventory. On Jan. 1, 2008 NOVA Chemicals adopted CICA 3031 (see Note 1), which harmonizes Canadian GAAP and U.S. GAAP in accounting for inventories. Therefore, as of Jan. 1, 2008 no further U.S. GAAP difference exists.

(4)

Stock-Based Compensation. Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are classified as liability instruments and are marked to market based on intrinsic value. U.S. GAAP, SFAS No. 123(R), Share-Based Payment, effective Jan. 1, 2006, requires the share-based compensation transactions to be accounted for using a fair-value based method, such as the Black Scholes method. The fair value of awards classified as liability instruments must be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period.

(5)

Income Taxes. Beginning Jan. 1, 2007, FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes, became effective for U.S. GAAP reporting. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. NOVA Chemicals adopted the provisions of FIN 48 on Jan. 1, 2007 at which time a FIN 48 liability of $36 million was recognized by reclassifying $34 million out of deferred tax liability and $4 million from the current tax liability. This resulted in a $6 million increase in the liability for unrecognized tax benefits, and was accounted for as a reduction to the Jan. 1, 2007 U.S. GAAP balance in reinvested earnings. During the three months ended Mar. 31, 2007 no further changes to the FIN 48 liability were necessary and during the three months ended Dec. 31, 2007 these differences reversed and resulted in a $6 million decrease in tax expense for U.S GAAP purposes. In the first quarter of 2008, no further changes to the FIN 48 liability were necessary. It is NOVA Chemicals’ policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. At Mar. 31, 2008, NOVA Chemicals had approximately $4 million accrued for the payment of interest and penalties.

(6)

Pension Liability Adjustment. SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of SFAS Nos. 87, 88, 106, and 132(R), requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income (loss). During the three months ended Dec. 31, 2007, NOVA Chemicals increased its SFAS No. 158 pension and post-retirement liability by $91 million, resulting in a charge of $61 million, net of tax to other comprehensive income.

(7)	Joint Ventures. NOVA Chemicals accounts for its interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific U.S. SEC exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals’ net income (loss) or shareholders’ equity; however, all assets, liabilities, revenue, expenses and most cash flow items would decrease when compared to the amounts that are presented using proportionate consolidation.
Description	Date of adoption	Impact

US GAAP – New accounting pronouncements
SFAS No. 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement applies also to other accounting pronouncements, which require or permit fair value measurements. Financial Accounting Standards Board (FASB) Staff Position No. FAS 157-2 was issued on Feb. 12, 2008 and delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).	Partially adopted on Jan. 1, 2008	No material impact
SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment to SFAS No. 115, permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available for sale and held-for-trading securities.	Jan. 1, 2008	No material impact

SFAS No. 141(R), Business Combinations and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. These standards will improve, simplify and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. SFAS No. 141(R) replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (formerly called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The new statement improves reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable and relevant information for investors and other users of financial statements. To achieve this goal, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial statement effect of the business combination. SFAS No. 160 amends Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. The new statement improves the relevance, comparability and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way – as equity in the consolidated financial statements. In addition, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions and changes the way the consolidated income statement is presented.

	Fiscal years beginning after Dec. 15, 2008	No material impact; however, these changes may affect potential future business combinations
SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities, intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. SFAS No. 161 improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS No. 133; and how such instruments affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format, providing more information about an entity’s liquidity and requires cross referencing within footnotes.	Fiscal years and interim periods beginning after Nov. 15, 2008	No material impact expected

Supplemental Measures

NOVA Chemicals presents certain supplemental measures below which do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

  Adjusted EBITDA – defined on page 2, assists investors in determining NOVA Chemicals ability to generate cash from operations.
  Adjusted EBITDA from the Businesses – identified on page 1, highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.
  Funds from operations – equals cash flow (used in) from operating activities less changes in non-cash working capital and changes in non-current assets and liabilities.
  Net current debt – equals long-term debt due within one year and bank loans, less restricted cash.
  Net debt to total capitalization – equals total debt, net of cash and cash equivalents, and restricted cash, divided by total common shareholders’ equity plus net debt. This measure can be used to analyze the leverage of the Company.
  Operating income (loss) –equals net income (loss) before income taxes, interest expense and other gains and losses. This measure is provided to assist investors in analyzing NOVA Chemicals' income from operations.
  Return on average common equity – equals annualized net income divided by average common equity.
  Total capitalization – includes shareholders’ equity and total debt, net of cash and cash equivalents, and restricted cash.
  Net debt to cash flow – equals consolidated debt (including accounts receivable securitization funding), less preferred shares and cash and cash equivalents, divided by consolidated adjusted EBITDA. Consolidated debt and consolidated adjusted EBITDA exclude amounts for INEOS NOVA JV. This measure is provided to assist investors in calculating NOVA Chemicals debt covenant.

Forward-Looking Information

This news release contains forward-looking information with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such forward-looking information. Forward-looking information for the time periods beyond 2008 involve longer-term assumptions and estimates than forward-looking information for 2008 and are consequently subject to greater uncertainty. NOVA Chemicals cautions readers of this news release not to place undue reliance on its forward-looking information as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information.

The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking information. Specific forward-looking information contained in this news release includes, among others, statements regarding: NOVA Chemicals’ view that there will be very positive supply/demand balances going forward and good prospects for strong ongoing financial performance in its core ethylene and polyethylene business; NOVA Chemicals plans to implement polyethylene price increases; and NOVA Chemicals view of international polyethylene pricing and export opportunities. With respect to forward-looking information contained in this news release, NOVA Chemicals has made assumptions regarding, among other things: future oil, natural gas and benzene prices; its ability to obtain raw materials; its ability to market products successfully to its anticipated customers; the impact of increasing competition; and its ability to obtain financing on acceptable terms. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; NOVA Chemicals’ ability to implement its business strategies; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of NOVA Chemicals’ Performance Polymers; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals’ business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals’ executive officers; uncertainties associated with the North American, South American, European, and Asian economies, terrorist attacks, severe weather events, and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals.

Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame. In addition, benchmark price indices sometimes lag price increase announcements due to the timing of publication.

NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.

Trademark Information

Advanced SCLAIRTECHTM is a trademark of NOVA Chemicals; ARCEL® and DYLARK® are registered trademarks of NOVA Chemicals Inc.; SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere, authorized use/utilisation autorissée; SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

INVESTOR INFORMATION
For inquiries on stock-related matters including dividend payments, stock transfers and address changes, contact NOVA Chemicals toll-free at 1-800-661-8686 or e-mail to shareholders@novachem.com

Transfer Agent and Registrar
Contact Information Phone: (403) 750-3600 (Canada) or (412) 490-4000 (United States)	CIBC Mellon Trust Company 600 The Dome Tower, 333 Seventh Avenue S.W. Calgary, Alberta, Canada T2P 2Z1
Internet: www.novachemicals.com
E-Mail: invest@novachem.com	Phone:	(403) 232-2400 / 1-800-387-0825
	Fax:	(403) 264-2100
NOVA Chemicals Corporation 1000 Seventh Avenue S.W., P.O. Box 2518 Calgary, Alberta, Canada T2P 5C6	Internet:	www.cibcmellon.com

Share Information
If you would like to receive a shareholder information package, please contact us at (403) 750-3600 or (412) 490-4000 or via e-mail at publications@novachem.com	NOVA Chemicals’ trading symbol on the New York and Toronto Stock Exchanges is NCX.

We file additional information relating to NOVA Chemicals, including our Annual Information Form, with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml

CONTACT:
NOVA Chemicals Corporation
Investor Relations – Chuck Magro, 412-490-5047
Media Relations – Greg Wilkinson, 412-490-4166